UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

January 10, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC 20009

(Address of principal executive offices)            (ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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Item 9. Other Events

Acquisition of Senior Mortgage Loan – OTSEGO HOMES, LLC

On January 10, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a maximum principal balance of $2,460,000 (the “Otsego Homes Senior Loan”). The borrower, OTSEGO HOMES, LLC, a Delaware limited liability company (“Otsego Homes”), used the loan proceeds to purchase four single family homes at 10907-10923 Otsego Street, Los Angeles, CA (the “Otsego Homes Property”), and currently plans to apply for approvals for a 20 unit Small Lot Subdivision. The Otsego Homes Senior Loan is secured by the Otsego Homes Property.

Otsego Homes is managed by the principals of Haven Realty Capital (“Haven”), which owns and operates over 2,000 single family rental units in Southern California, Nevada and Illinois, and has managed 6,000 single family rental homes in Arizona, Texas and Georgia. Additionally, Haven also owns and operates multifamily assets valued in excess of $50,000,000 in Southern California. Other than with regard to the Otsego Homes Senior Loan and certain other real estate transactions, neither our Manager nor we are affiliated with Haven.

The Otsego Homes Property is located in the North Hollywood neighborhood of Los Angeles, and is within walking distance to the North Hollywood (NoHo) Arts District. The combined properties encompass 24,211 square feet of land.

Haven’s current plan is to submit for a Vesting Tentative Tract Map under the Los Angeles Small Lot Ordinance for 20 Small Lot Homes. They are partnering with a local Small Lot Consultant and plan to build and sell the 20 homes after receiving their subdivision map.

The Otsego Homes Senior Loan was funded with proceeds from our Offering, with a funding amount of $2,460,000. On the original closing date of the Otsego Homes Senior Loan, Otsego Homes was capitalized with approximately $1,000,000 of equity capital from the borrower. The Otsego Homes Senior Loan is being serviced by Servicing, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor.

The Otsego Homes Senior Loan bears an interest rate of 9.0% per annum, with an amount equal to 9.0% per annum paid current on a monthly basis through the maturity date, June 26, 2018 (the “Otsego Homes Maturity Date”). In addition, Fundrise Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 1.5% of the Otsego Homes Senior Loan amount, paid directly by Otsego Homes.

Otsego Homes has the ability to extend the Otsego Homes Maturity Date for a period of 180 days; provided, however, to exercise such extension, Otsego Homes is required to pay to us an extension fee consisting of 1.0% of the outstanding principal amount of the Otsego Homes Senior Loan. During the extension period, the interest rate of the Otsego Homes Senior Loan will increase to 10% per annum. The Otsego Homes Senior Loan may be prepaid in whole or in part without penalty during the term of the Otsego Homes Senior Loan.

The principals of Haven have provided carve-out and springing guaranties.

As of its closing date, the Otsego Homes Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 71% and was approximately 75% of the property purchase price. The LTC ratio is the amount of the Otsego Homes Senior Loan divided by the cost to acquire the project.

The Otsego Homes Property is located in North Hollywood (NoHo), a well-located regional location with short drives to major Los Angles Valley employment cores, including Burbank, University City, and Sherman Oaks. The project is located nearby several amenities including the NoHo Arts District (walkable - .5 miles), North Hollywood Metro Station (walkable – 1 mile) and Ventura Boulevard.

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As the Otsego Homes Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Net Asset Value as of December 31, 2016

As of December 31, 2016, our NAV per common share is $9.88. This NAV per common share shall be effective until March 31, 2017, unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	December 31, 2016	September 30, 2016
ASSETS
Cash and cash equivalents	$7,086	$1,201
Current interest receivable	895	837
Other assets	2	-
Real estate debt investments and accrued interest, at fair value	42,694	42,374
Total Assets	$50,677	$44,412

LIABILITIES
Accounts payable	$54	$30
Dividends payable [1]	1,283	1,165
Due to related party	-	380
Settling subscriptions	26	98
Total Liabilities	$1,363	$1,673

NET ASSETS CONSIST OF:
Fundrise Real Estate Investment Trust, LLC Members’ Equity:
Common shares; unlimited shares authorized; 4,992,212 and 4,308,096 shares issued and outstanding, net of accumulated amortization of deferred offering costs, on December 31, 2016 and September 30, 2016, respectively	$45,308	$39,864
Retained earnings	3,728	2,591
Net adjustments to fair value	278	284
NET ASSETS	$49,314	$42,739
NET ASSET VALUE PER SHARE, on 4,992,212 and 4,308,096 shares issued and outstanding for the periods ended December 31, 2016 and September 30, 2016, respectively [2]	$9.88	$9.92

[1] This amount does not include accrual for dividends payable that were declared before December 31, 2016 that relate to the first quarter of 2017 or dividends payable that were declared before September 30, 2016 that relate to the fourth quarter of 2016, respectively.

[2] The total shares issued and outstanding used in the computation of net asset value per share is the amount of shares immediately prior to redemptions that are processed and effective on December 31, 2016 and September 30, 2016, respectively, as the NAV per share price is used to determine the redemption price in certain cases under our redemption plan.

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On January 13, 2017, the Company announced that its net asset value per share (“NAV”) as of December 31, 2017 is $9.88 per share of our Common Shares. This NAV per common share shall be effective until March 31, 2017, unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the market value of our shares on a quarterly basis. However, the majority of our assets consist of commercial real estate loans and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) quarterly updates in the price of liquid assets for which third party market quotes are available, (3) accruals of our distributions payable at the end of the quarter related to the current or previous quarters, and (4) estimates of quarterly accruals, on a net basis, of our operating revenues, expenses and fees. In addition, for our December 31, 2016, September 30, 2016, and June 30, 2016 NAV calculation, our internal accountants engaged an independent third-party to prepare a valuation review report to be used in conjunction with determining our NAV per common share. There can be no assurance that our internal accountants will engage such independent party in connection with future calculations of our NAV per common share.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current quarter where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The per share purchase price of our Common Shares will continue to be $10 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after March 31, 2017, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

During the quarter ended December 31, 2016, we redeemed 43,216 common shares pursuant to our share redemption plan.

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Historical NAV Information

Below is the quarterly NAV per common share, as determined in accordance with our valuation policies, for each fiscal quarter from June 30, 2016 to December 31, 2016.

Date	NAV Per Share
June 30, 2016	$9.91
September 30, 2016	$9.92
December 31, 2016	$9.88

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated November 24, 2015, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: January 13, 2017

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